CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended January 31, 2019 of C21 Investments Inc. (the “Company”) of our report dated May 31, 2019 relating to the consolidated financial statements of the Company, which appears in the Exhibit incorporated by reference in this Annual Report.

Dated: May 31, 2019
Davidson & Company LLP
Chartered Professional Accountants
Vancouver, Canada